UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ROI Acquisition Corp.

(Name of issuer)

Common Stock, $.0001 par value

(Title of class of securities)

74966A203

(CUSIP number)

February 24, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74966A203	Page 2 of 8 Pages

(1)	Names of reporting persons Fir Tree Value Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 506,000
(7) Sole dispositive power 0
(8) Shared dispositive power 506,000
(9)	Aggregate amount beneficially owned by each reporting person 506,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 74966A203	Page 3 of 8 Pages

(1)	Names of reporting persons Fir Tree Capital Opportunity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 94,000
(7) Sole dispositive power 0
(8) Shared dispositive power 94,000
(9)	Aggregate amount beneficially owned by each reporting person 94,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.0%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 74966A203	Page 4 of 8 Pages

(1)	Names of reporting persons Fir Tree Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 600,000
(7) Sole dispositive power 0
(8) Shared dispositive power 600,000
(9)	Aggregate amount beneficially owned by each reporting person 600,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.4%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

Page 5 of 8 Pages

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree Inc., a New York corporation (“Fir Tree”), relating to Common Stock, $.0001 par value (the “Common Stock”), of ROI Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree Capital. Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital. Fir Tree Value, Fir Tree Capital and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

ROI Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9 West 57th Street

New York, NY 10019

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree Capital, and has been granted investment discretion over portfolio investments, including the Common Stock, held by Fir Tree Value and Fir Tree Capital.

SCHEDULE 13G

Page 6 of 8 Pages

Item 2(d)	Title of Class of Securities.

Common Stock, $.0001 par value (the “Common Stock”)

Item 2(e)	CUSIP.

74966A203

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)

Fir Tree Value is the beneficial owner of 506,000 shares of Common Stock. Fir Tree Capital is the beneficial owner of 94,000 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of each of Fir Tree Value and Fir Tree Capital.

(b)

Fir Tree Value beneficially owns 506,000 shares of Common Stock, which represents approximately 5.4% of the shares of Common Stock outstanding. Fir Tree Capital beneficially owns 94,000 shares of Common Stock, which represents approximately 1.0% of the shares of Common Stock outstanding. Collectively, the Reporting Persons beneficially own 600,000 shares of Common Stock, which represents approximately 6.4% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons, by 9,385,000, the number of shares of Common Stock issued and outstanding as of February 24, 2012, as reported in the Issuer’s 424B4 Prospectus filed on February 27, 2012.

(c)

Fir Tree Value may direct the vote and disposition of 506,000 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 94,000 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital, and thus, has the shared power to direct the vote and disposition of 600,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

SCHEDULE 13G

Page 7 of 8 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
	Name:	James Walker
	Title:	Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
	Name:	James Walker
	Title:	Managing Director

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director